

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   September 30, 2008

Jianfeng Ding
Chief Executive Officer
Flurida Group, Inc.
800 West Fifth Avenue
Suite 210B
Naperville, Illinois 60563

> **Re: Flurida Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 17, 2008**
> **File No. 333-151200**

Dear Mr. Ding:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Certain Relationships and Related Transactions, page 36

1. We note your new disclosure in this section. Please limit this section to transactions with related parties. Please delete disclosures relating to Electrolux since they are not a related party. Instead, please focus on the manufacture of products by Zhong Nan Fu Rui. In addition, please disclose the amounts paid to or from Zhong Nan Fu Rui during the last three fiscal years. In addition, it does not appear that the information set forth in the second, third and fourth paragraphs on page 37 discuss related transactions. Please delete them.

Executive Compensation, page 40

2. In paragraph number 2 under Ms. Huang's listed responsibilities on page 42, it is unclear how Ms. Huang assists the CEO in managing and supervising. Please clarify and revise accordingly.

Audited Financial Statements

Notes to the Financial Statements

Note B – Significant Accounting Policies

Loans from Shareholders, page 55

3. We note your response to comment 7 in our letter dated September 5, 2008. As previously requested, please refer to this revision in Note F to your financial statements as well as arrange with your auditor to refer to this revision in the explanatory paragraph of their audit report.

Unaudited Financial Statements

Financial Statements

Consolidated Statement of Loss, page 68

4. We note your response to comment 5 in our letter dated September 5, 2008 and your foreign currency translation policy included on page 52. Please help us understand why there is no foreign currency translation adjustment for the six months ended June 30, 2008. For example, please disclose if there has been a change in the functional currencies of your Chinese and European operations to the United States dollar.

Consolidated Statement of Cash Flows, page 70

5. Please help us understand the components of the proceeds from the issuance of common stock line item as well as the proceeds from loan from shareholders line item on your statement of cash flows. The statement of stockholders' equity for the period ended June 30, 2008 does not reflect any new issuances of common stock for cash. Also your disclosures elsewhere, including on page 77, indicate that the shareholders loans were converted into common shares. These disclosures do not indicate that cash was paid for these loans. In light of the above, please advise. Please refer to paragraph 32 of SFAS 95 about noncash investing and financing activities.

Notes to the Financial Statements

Note C – Related Party Transactions

Loans from Officers and Directors, page 75

6. Your disclosures on page 75 indicate that $609,200 was advanced to you during the six months ended June 30, 2008 from officers and directors. Your disclosures on page 34 and page 73 indicate that there were only $11,926 of new loans during this period. Please clearly disclose the differences between these amounts.

Signature Page, page 86

7. Please revise this page so that Yaru Hang signs the registration statement in her capacity as Principal Financial Officer and Principal Accounting Officer, and not on behalf of the registrant.

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You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc:　　Michael Williams, Esq.
　　　　2503 W. Gardner Court
　　　　Tampa, Florida 33611